April 4, 2017


Via E-mail
John Venners
President
Northsight Capital, Inc.
7740 E. Evans Road
Scottsdale, AZ 85260

        Re:     Northsight Capital, Inc.
                Registration Statement on Form S-1
                Filed March 22, 2017
                File No. 333-216863

Dear Mr. Venners:

        Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

       Without limiting the generality of the foregoing, please amend the registration statement to include updated financial statements and related notes for all periods required under Form S-1.

        If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

        Please contact Ruairi Regan at (202) 551-3269 with any questions.

                                                                 Sincerely,

                                                                 /s/ James
Lopez (for)

                                                                 John Reynolds
                                                                 Assistant
Director
                                                                 Office of
Beverages,
                                                                 Apparel and
Mining

cc:   John G. Nosiff, Esq.
      The Nosiff Law Firm, LLP